[CANTEL MEDICAL CORP. LETTERHEAD]

Eric W. Nodiff

Senior Vice President

General Counsel

May 12, 2010

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Jay Mumford, Esq.

Senior Attorney

Re:	Cantel Medical Corp. (the “Company”)
Form 10-K for the fiscal year ended July 31, 2009
Filed October 14, 2009
File No. 001-31337

Dear Mr. Mumford:

This letter is in response to your comment letter dated April 20, 2010 related to the above referenced Annual Report of Cantel Medical Corp. (the “Company”) on Form 10-K.  The responses below follow the order of comments contained in the comment letter.  The numbering of the paragraphs below corresponds to the numbering of the comments, which for your convenience, I have incorporated into this response letter.

Item 11. Executive Compensation, page 56

1.              We note your response to prior comment 1.  We do not agree that the comparisons you describe in your disclosure are not benchmarking.  Please tell us how your future disclosure will identify the “comparator group” you describe in your disclosure and where your compensation fell in comparison to the group.  Also, please reconcile your disclosure your disclosure which indicates that you used data from The Kinsley Group and “published survey data” while your response indicates you only use Salary.com as a source of date.

In future disclosures, to the extent the Company engages in benchmarking, we will expand and clarify the discussion on benchmarking.  In particular, we will identify the companies comprising the “comparator group” by industry (e.g., medical, dental, healthcare equipment, device makers, etc.), revenue size (e.g., $200 million to $500 million) and geographic region (e.g., New York/New Jersey/Connecticut tri-state area).

We will also disclose, as requested, where compensation of NEO’s falls in comparison to the comparator group.

With respect to your comment on reconciling the disclosure on data used by the Compensation Committee, the reference in our proxy statement to “published survey data” was intended to refer to Salary.com’s CompAnalyst® Market Data and CompAnalyst Executive. In future filings, we will indicate with greater clarity the survey data utilized in determining NEO compensation.

We believe that the foregoing disclosure is responsive to your comments. We will ensure that our future filings reflect the responses to your comments set forth herein.

Please feel free to contact me at (973) 890-7220 to discuss this response to your comment letter.

Very truly yours,

Cantel Medical Corp.

By:	/s/ Eric W. Nodiff
Eric W. Nodiff
Senior Vice President, General Counsel and Secretary